UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act of 1934

Axtive Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

05462 R20

(CUSIP Number)

Ron Beneke

B/K Funds GP LLC

c/o Investment Securities Services LLLP

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(340) 715-5555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 05462 R20	PAGE 3 OF 18 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person B/K Venture Capital, LLP

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 19,804,638 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 19,804,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,804,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 45.7%

14.	Type of Reporting Person* PN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 05462 R20	PAGE 4 OF 18 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person B/K Funds GP, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 19,804,638 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 19,804,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,804,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 45.7%

14.	Type of Reporting Person* CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 05462 R20	PAGE 5 OF 18 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Beneke Companies, Inc.

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S. Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 19,804,638 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 19,804,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,804,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 45.7%

14.	Type of Reporting Person* CO

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 05462 R20	PAGE 6 OF 18 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Beneke/Krieg Company, LP

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S. Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 19,804,638 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 19,804,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,804,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 45.7%

14.	Type of Reporting Person* PN

*	See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 05462 R20	PAGE 7 OF 18 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person B/K Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization U.S. Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 19,804,638 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 19,804,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,804,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 45.7%

14.	Type of Reporting Person* CO

* See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 05462 R20	PAGE 8 OF 18 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person B/K Operations, LLC

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 19,804,638 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 19,804,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,804,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 45.7%

14.	Type of Reporting Person* CO

* See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 05462 R20	PAGE 9 OF 18 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Ron Beneke

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 19,804,638 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 19,804,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,804,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 45.7%

14.	Type of Reporting Person* IN

* See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

SCHEDULE 13D

CUSIP No. 05462 R20	PAGE 10 OF 18 PAGES

1.	Name of Reporting Person, S.S. or I.R.S. Identification No. of above person Jane Beneke

2.	Check the Appropriate Box if a Member of a Group* (a) ☒ (b) ☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Texas, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power -0- 8. Shared Voting Power 19,804,638 9. Sole Dispositive Power -0- 10. Shared Dispositive Power 19,804,638

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,804,638

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐

13.	Percent of Class Represented by Amount in Row (11) 45.7%

14.	Type of Reporting Person* IN

* See instructions before filling out! Include both sides of the cover page, responses to Items 1-7 (including Exhibits) of the Schedule, and the Signature Attestation.

Item 1.	Security and Issuer.

This Schedule 13D (this “Filing”) relates to the Common Stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of Axtive Corporation, a Delaware corporation formerly known as Edge Technology Group, Inc. (the “Company”), which has its principal executive offices located at 5001 LBJ Freeway, Suite 275, Dallas, Texas 75244. The purpose of this Filing is to reflect the beneficial ownership of Common Stock by B/K Venture Capital, LLP, a Texas limited liability partnership, BK Funds GP, LLC, a Delaware limited liability company, Beneke Companies, Inc., a USVI corporation, Beneke/Krieg Company, LP, a USVI limited partnership, B/K Holdings, LLC, a USVI limited liability company, B/K Operations, LLC, a Delaware limited liability company, Ron Beneke, and Jane Beneke.

All Common Stock numbers, common stock prices, and Preferred Stock conversion price have been adjusted to reflect the Company’s 1-for-10 reverse stock split that was effective on December 23, 2003.

Item 2.	Identity and Background.

a.	Name:

This statement is being jointly filed by each of the following persons:

(i)	B/K Venture Capital, LLP, a Texas Limited Liability Partnership (“B/K Venture”)

(ii)	B/K Funds GP, LLC, General Partner of B/K Venture

(iii)	B/K Operations, LLC, Manager of B/K Funds GP, LLC

(iv)	B/K Holdings, LLC, indirect affiliate of B/K Operations

(v)	Beneke/Krieg Company, LP, Manager of B/K Holdings, LLC

(vi)	Beneke Companies, Inc., General Partner of Beneke/Krieg Company, LP

(vii)	Ron Beneke, an individual who exercises control over various Reporting Persons

(viii)	Jane Beneke, 100% owner of the beneficial interest in Beneke Companies, Inc.

The persons set forth in items (i)-(viii) above are collectively referred to herein as the “Reporting Persons,” or individually as a “Reporting Person.” The persons are filing this statement because they may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

b.	Residence or business address;

(i)	B/K Venture Capital, LLP

8080 N. Central Expressway

Suite 1580

Dallas, TX 75206

(ii)	B/K Funds GP, LLC

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(iii)	B/K Operations, LLC

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(iv)	B/K Holdings, LLC

Box 1508

St. Thomas

U.S. Virgin Islands 00804

(v)	Beneke/Krieg Company, LP

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(vi)	Beneke Companies, Inc.

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(vii)	Ron Beneke

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(viii)	Jane Beneke

4201 Armstrong Parkway

Dallas, TX 75205

c.	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(i)	B/K Venture Capital, LLP

8080 N. Central Expressway

Suite 1580

Dallas, TX 75206

(ii)	B/K Funds GP, LLC

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(iii)	B/K Operations, LLC

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(iv)	B/K Holdings, LLC

Box 1508

St. Thomas

U.S. Virgin Islands 00804

(v)	Beneke/Krieg Company, LP

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(vi)	Beneke Companies, Inc.

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(vii)	Ron Beneke

Chief Executive Officer

B/K Funds GP, LLC

43-46 Norre Gade

Suite 232

St. Thomas

U.S. Virgin Islands 00802

(viii)	Jane Beneke

4201 Armstrong Parkway

Dallas, TX 75205

d.	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e.	None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f.	Citizenship. B/K Venture is a Texas limited liability partnership. Beneke Companies, Inc. is a USVI corporation. B/K Operations, LLC and B/K Funds GP LLC are Delaware limited liability companies. Ron Beneke and Jane Beneke are citizens of the United States. Beneke/Krieg Company, LP is a USVI limited partnership. B/K Holdings, LLC is a USVI limited liability company.

Item 3	Source and Amount of Funds or Other Consideration.

On May 23, 2003, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of May 22, 2003, by and among the Company, the Reporting Person, and certain other persons (the “Purchase Agreement”), Demand Aggregation Solutions, LLC (“Demand Aggregation”) purchased 1,200 shares (the “Preferred Shares”) of the Company’s Series A Convertible Preferred Stock, $0.01 par value per share (the “Preferred Stock”), at a price per share of $1,000 and a warrant to purchase 240,000 shares of Common Stock (the “Warrant”) at a per share exercise price of $2.00. The conversion price of the Preferred Stock was $1.00. Conversion was determined by dividing the liquidation price with respect to the Preferred Stock, which is equal to the issuance price of $1,000 per share plus any accrued, but unpaid dividends, by the conversion price. As of February 26, 2004, there were accrued and unpaid dividends of $60.00 per share with respect to the Preferred Shares.

Demand Aggregation has transferred its interest in the Preferred Stock to B/K Venture.

On February 26, 2004, pursuant to that certain Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among the Company, the Reporting Persons, and certain other persons (the “Common Stock Purchase Agreement”), B/K Venture agreed to purchase 18,532,638 shares of Common Stock and completed the purchase of 8,455,768 of such shares. The effective purchase price per share was $0.07687.

Effective with the closing of the Common Stock Purchase Agreement, the holders of more than 75% of the Preferred Stock consented to an automatic conversion of the outstanding shares of Preferred Stock. Accordingly, the Preferred Shares were converted into 1,272,000 shares of Common Stock.

Item 4.	Purpose of Transaction.

Other than as described above, the Reporting Persons do not have any specific plans or proposals that relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; provided, however, that the Reporting Person reserves the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer.

(a)	The following chart reflects the number of shares of Common Stock beneficially owned by the Reporting Persons and the percentage of the outstanding Common Stock such shares represent:

Name	Shares	Percentage
B/K Venture Capital, LLP	19,804,638	45.7%
Beneke Companies, Inc.	19,804,638	45.7%
B/K Funds GP, LLC	19,804,638	45.7%
Beneke/Krieg Company, LP	19,804,638	45.7%
B/K Operations, LLC	19,804,638	45.7%
Ron Beneke	19,804,638	45.7%
B/K Holdings, LLC	19,804,638	45.7%
Jane Beneke	19,804,638	45.7%

The percentage calculation is based upon 43,379,866 shares of Common Stock outstanding in addition to rights of Reporting Persons to purchase shares on additional closing dates, based on information from the Company as of February 26, 2004, which gives effect to the initial closing of the Common Stock Purchase Agreement and the automatic conversion of the Preferred Stock. The number of outstanding shares reflects the reverse stock split, including the rounding up of otherwise fractional shares to the nearest whole share.

(b)	The Reporting Persons have shared voting and dispositive power over 19,804,638 shares of Common Stock.

1,272,000 shares of Common Stock have been converted from the Preferred Stock and transferred from Demand Aggregation.

(c)	See Item 3.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On May 23, 2003, pursuant to the Purchase Agreement, Demand Aggregation (i) purchased the Preferred Shares, at a price per share of $1,000, and (ii) acquired the Warrant. Demand Aggregation also entered into a Registration Right Agreement with the Company and the other parties to the Purchase Agreement providing certain registration rights with respect to the shares of Common Stock issuable upon conversion of the Preferred Stock. As a transferee of the shares held by Demand Aggregation, B/K Venture is a successor and assign to such Registration Right Agreement.

On May 23, 2003, pursuant to that certain Stockholders and Voting Agreement (the “Voting Agreement”), dated as of May 23, 2003, among Sandera Partners, L.P. (“Sandera”), Global Capital Funding Group, L.P. (“Global”), GCA Strategic Investment Fund Limited (“GCA”), and Demand Aggregation (Demand Aggregation, and together with Sandera, Global, and GCA, the “Stockholders”), the Stockholders agreed to vote their shares in the manner provided for in the Voting Agreement with respect to the election of members of the Company’s Board of Directors and agreed to certain restrictions on the disposition of any shares of the Company’s capital stock then owned or acquired by them in the future.

On February 26, 2004, pursuant to the Common Stock Purchase Agreement, B/K Venture agreed to purchase 18,532,638 shares of Common Stock from the Company. B/K Venture also entered into a Registration Rights Agreement with the Company and the other parties to the Common Stock Purchase Agreement providing certain registration rights with respect to the shares of Common Stock issuable pursuant to the Common Stock Purchase Agreement.

Item 7.	Material to be Filed as Exhibits.

1	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).

2	Stockholders and Voting Agreement, dated as of May 23, 2003, among Sandera Partners, L.P., Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited, and Demand Aggregation Solutions, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D dated May 23, 2003 and filed by Demand Aggregation Solutions, LLC with the SEC on June 20, 2003).

3	Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among Axtive Corporation, the Reporting Person, B/K Venture Capital, LLP, Sandera Partners, L.P., W. Robert Dyer, Jr., Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, GCA Strategic Investment Fund Limited, and Agincourt, L.P. (incorporated by reference to Exhibit 8 to the Schedule 13D/A, Amendment No. 1, dated February 26, 2004 and filed by Graham C. Beachum, III with the SEC on March 3, 2004).

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

B/K Venture Capital, LLP

By:	B/K Funds GP, LLC

By:	/s/ Ron Beneke

Ron Beneke, CEO

Beneke Companies, Inc.

By:	/s/ Ron Beneke

Ron Beneke, CEO

B/K Funds GP, LLC

By:	/s/ Ron Beneke

Ron Beneke, CEO

B/K Operations, LLC

By:	/s/ Ron Beneke

Ron Beneke, CEO

Beneke/Krieg Company, LP

By:	Beneke Companies, Inc.,
its General Partner

By:	/s/ Ron Beneke

Ron Beneke, CEO

B/K Holdings, LLC

By:	/s/ Ron Beneke

Ron Beneke, CEO

Jane Beneke

By:	/s/ Jane Beneke

Jane Beneke

Ron Beneke

By:	/s/ Ron Beneke

Ron Beneke

Date: March 1, 2004

Exhibit Index

1	Joint Filing Agreement pursuant to Rule 13d-1(k)(1)(iii).

2	Stockholders and Voting Agreement, dated as of May 23, 2003, among Sandera Partners, L.P., Global Capital Funding Group, L.P., GCA Strategic Investment Fund Limited, and Demand Aggregation Solutions, LLC (incorporated by reference to Exhibit 4 to the Schedule 13D dated May 23, 2003 and filed by Demand Aggregation Solutions, LLC with the SEC on June 20, 2003).

3	Subscription and Securities Purchase Agreement, dated as of February 26, 2004, by and among Axtive Corporation, the Reporting Person, B/K Venture Capital, LLP, Sandera Partners, L.P., W. Robert Dyer, Jr., Jack E. Brown, Paul Morris, U.S. Technology Investors, LLC, GCA Strategic Investment Fund Limited, and Agincourt, L.P. (incorporated by reference to Exhibit 8 to the Schedule 13D/A, Amendment No. 1 dated February 26, 2004 and filed by Graham C. Beachum, III with the SEC on March 3, 2004).

Exhibit 1

Joint Filing Agreement

Pursuant to Rule 13D-1(k)

B/K Venture Capital, LLP, B/K Funds GP, LLC, B/K Operations, LLC, B/K Holdings, LLC, Beneke/Krieg Company, LP, Beneke Companies, Inc., Ron Beneke and Jane Beneke hereby agree that this Schedule 13D filed herewith and any amendments thereto relating to the holding of shares of common stock of Axtive Corporation and securities convertible or exercisable into shares of common stock of Axtive Corporation is filed jointly on behalf of such persons.

DATED: March 1, 2004

B/K Venture Capital, LLP

By:	B/K Funds GP, LLC

By:	/s/ Ron Beneke

Ron Beneke, CEO

Beneke Companies, Inc.

By:	/s/ Ron Beneke

Ron Beneke, CEO

B/K Funds GP, LLC

By:	/s/ Ron Beneke

Ron Beneke, CEO

B/K Operations, LLC

By:	/s/ Ron Beneke

Ron Beneke, CEO

Beneke/Krieg Company, LP

By:	Beneke Companies, Inc.,
its General Partner

By:	/s/ Ron Beneke

Ron Beneke, CEO

B/K Holdings, LLC

By:	/s/ Ron Beneke

Ron Beneke, CEO

Jane Beneke

By:	/s/ Jane Beneke

Jane Beneke

Ron Beneke

By:	/s/ Ron Beneke

Ron Beneke